Exhibit 6(ii)
                                Letter Agreement
         Strategic Alliance Between NovaMed Inc. and Inamed Corporation

1. Preamble. This document sets forth the principles governing the strategic alliance between NovaMed Inc. ("NovaMed") and Inamed Corporation ("Inamed") with respect to their mutual objectives of obtaining broader regulatory approval for, and greater sales of, certain breast implant products which are currently manufactured by NovaMed. Through this strategic alliance it is the parties' intention to utilize NovaMed's product technology and its regulatory approvals which are already in place in certain extensive sales and marketing network, to enhance the sales and profitability of both parties. This document is meant to provide a framework for the negotiation and execution of binding legal agreements under which various aspects of the strategic alliance will be implemented. In the absence of any such formal documentation, it is the parties' intention to be governed by this statement of principles.

2. Products and Territories Covered. The products included within the strategic alliance are NovaMed's NovaGold alternate fill breast implant and NovaMed's pre-filled NovaSaline breast implant, including any improvements or modifications to these products. Effective immediately, these NovaMed products will be made available for exclusive marketing, distribution and sale by Inamed's sales and marketing network on a worldwide basis, with the following exceptions:
         f. a. NovaMed has an existing sales network in Germany, which will continue to be the exclusive seller of the products. However, by December 31, 1999 the parties will seek to discuss and, if possible, formalize a mutually agreeable basis for transitioning this NovaMed sales network into Inamed's sales subsidiary in Germany.
         g. b. NovaMed has distribution relationships with third party sales representatives in certain territories throughout the world. In order to avoid legal liability, NovaMed can continue to supply those representatives on a non-exclusive basis; it being the parties' intention that NovaMed would terminate all such third party arrangements by December 31, 2000. The names of such third party representatives and their territories of operation will be furnished to Inamed by April 30, 1999.
         h. c. In certain countries where NovaMed currently does business (e.g., Poland and Russia), as well as other territories where Inamed does not wish to establish or maintain a sales presence, NovaMed would continue to sell its products. The parties will mutually agree from time to time on the territories which fall under this exception.
i. As used in this document, Inamed's sales and marketing network includes both direct sales representatives who are employed by Inamed or its subsidiaries and affiliates, as well as third party distributors with whom Inamed (either directly or through its subsidiaries or affiliates) has arranged for the exclusive sale of its products in certain territories. A list with the names of such third party representatives and their territories of operation will be furnished to NovaMed by April 30, 1999; that list will be updated on an annual basis.

II 3. Term and Scope of the Strategic Alliance. The term of the strategic alliance will be until the later of fifteen years from the date this statement of principles is signed or the expiration of the last significant patent for any of the NovaMed products. During the term of the strategic alliance, so long as the minimum sales thresholds required to maintain Inamed's exclusive sales and

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         distribution   rights  are  being  met,  neither  party  will  discuss,
         negotiate or enter into any agreement or understanding with any third party for the manufacture, sale or distribution of either pre-filled saline breast implant or an alternate fill breast implant (e.g., a breast implant meant to contain a filler material that is not either saline or silicone gel); except that either party can study and conduct due diligence with respect to alternate fill material concepts pursuant to existing arrangements, or proposals made by inventors of in the ordinary course of business, or as an ancillary result of any potential acquisition of a company for which the alternate fill breast implant business is not a significant portion.

II 4. Pricing. The NovaMed products will be sold to the Inamed entities (either directly or through its subsidiaries, affiliates or third party distributors) on the following terms:

II        a. With respect to the NovaGold product (except in the United States)
             and pre-filled NovaSaline product, the price charged by NovaMed will be on a cost plus basis which is designed to ensure that the Inamed entities receive at least a 50% gross margin for their sales to healthcare providers. Initially, the per unit (implant) price will be $300 for NovaGold and $200 for pre-filled NovaSaline. The parties will review these prices on an annual basis, beginning for the year 2000, and make appropriate adjustments based on manufact-uring costs, end-user pricing, the volume to be purchased, and the competitive environment in the various major marketplaces.

II        b. With  respect to the NovaGold  product in the  nited  States (which for purposes of this  document also  includes  Canada  and  Puerto
             Rico), the parties will establish a joint venture entity so that they can share on a 50/50 basis the profits and losses arising from the sales of that product. The joint venture entity will contract with its parents for manufacturing, administrative, regulatory and sales and marketing services on a cost plus basis which will be specified and negotiated by the parties prior to the receipt of FDA approval of the PMA to sell the NovaGold product in the United States. It is the present intention of the parties that the mark-up above cost for such manufacturing, administrative, regulatory and sales and marketing services would be 10%.

                           II Unless the parties agree otherwise with respect to a specific product or territory, all sales under the strategic alliance shall be paid within 45 days of the invoice date. The invoice date cannot be any earlier that the shipment date.

II 5. Volume. The minimum volume of implant products which the Inamed entities shall purchase under the strategic alliance in order to retain exclusivity will be:


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a.   With  respect to  NovaGold  (except in the United  States)  and  pre-filled
     NovaSaline products, 12,000 units in year one, 18,000 units in year two, and 24,000 units in year three. Thereafter, the minimum volume purchase requirement will be based on a rolling annual average of the prior two years' sales, but in no event less than 24,000 units per year.

b. With respect to NovaGold product in the United States, assuming that the FDA approves PMAs for augmentation use of both silicone gel and NovaGold, 12,000 units in year one, 18,000 units in year two, and 24,000 units in year three. Thereafter, the minimum purchase requirement will be based on a rolling annual average of the prior two years' sales, but in no event less than 24,000 units per year. In the event the FDA does not approve a PMA for silicone gel for augmentation use, the minimum purchase requirements noted above would be doubled starting in year two.

c. In the event of a failure to meet the minimum volume purchase threshold for any given year, the Inamed entities shall have the right to make up such deficiency by paying NovaMed $67.50 per implant needed to reach the minimum volume level; except that in the event such deficiency payments represent more that 25% of the target minimum volume (for years one or two), NovaMed has the option of refusing to accept any deficiency payment and, instead, terminating the exclusivity rights in the territory in question. From and after year three, NovaMed's ability to terminate exclusivity rights in the territory in question will arise if the deficiency payments represent more than 20% of the target minimum volume for that year.

d. The failure to meet the minimum volume threshold under clause (a) or (b) above will not affect the exclusivity rights of the Inamed entities under the clause where the Inamed entities did meet the minimum volume threshold (whether through actual purchases or through a deficiency payment under clause (c)), or where the measuring period did not yet begin due to regulatory issues.

e. For purposes of measuring the unit sales under this section, there will be a four month ramp-up period from the later of the date of this document and the receipt of all appropriate regulatory approvals which are necessary to sell the product in all significant territories. Accordingly, the first year of any annual measurement period will consist of sixteen months of sales from the appropriate starting date.

6. Manufacturing. It is the intention of the parties that during the term of the strategic alliance NovaMed will continue to manufacture the NovaGold and pre-filled NovaSaline products. The parties will examine that decision from time to time and mutually agree on the appropriate course of action, based on NovaMed's manufacturing capacity, financial resources available to expand, and any costing advantages which may be obtained by allowing the Inamed entities to manufacture any of those products. In the event

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a change  of  manufacturer  is made,  the  parties  will  mutually  agree on new financial terms which are consistent to the greatest extent feasible with the objectives set forth in this document.

7. Joint Venture. No later than January 1, 2001 the parties will agree on the form and governance of the joint venture entity which will mange the manufacture and sale of NovaGold for the United States.

8. Regulatory. NovaMed will promptly take all appropriate steps to obtain 510(k) clearance for the sale of pre-filled NovaSaline in the United States. NovaMed and Inamed will fully cooperate in obtaining an IDE for NovaGold in the United States, and following the signing of this document, Inamed will bear all of the costs of obtaining such regulatory approval (including preparing the PMA and conducting the clinical trials.) Based on estimates of the third party costs of obtaining regulatory approval for NovaGold in the United States, the value of Inamed's agreement to bear those costs is approximately $2 million.

9. Payments by Inamed. In addition to Inamed's payments to NovaMed for products, and the assumption by Inamed of regulatory costs for NovaGold in the United States, as outlined above, Inamed shall make the following payments to NovaMed in consideration for the arrangements which constitute the strategic alliance between them:

                           a. Within 10 days after the execution of this document, Inamed shall pay $100,000 as non-refundable "earnest money". In the event Inamed elects to extend the due diligence period referred to in Section 13 below, Inamed would be obligated to pay an additional $100,000 withing 10 days of making that election, which would also be non-refundable.

                           b. Once the FDA grants an IDE for NovaGold in the United States, Inamed shall pay $2 million within 30 days after the clinical trial is fully enrolled. Inamed shall receive a credit against that first $2 million payment for all of the sums paid under Section 9(a).

                           c. Within 30 days after the filing of the PMA for NovaGold in the United States, Inamed shall pay $2 million.

                           d. Within 30 days after the FDA approves the PMA for NovaGold in the United States, Inamed shall pay $2 million.

                           e. The parties shall consider the alternative of Inamed making an equity investment for at least 10% of NovaMed, under such terms as the parties (and their respective investment bankers) may agree. Such an investment may take the place of the payments specified in clauses (c) and (d) above.



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II   10. Inflatable  NovaSaline  Product.  By May 30, 1999 Inamed will undertake and  complete a technical  and  marketplace  evaluation  of the  inflatable
     NovaSaline   product,   for  which  NovaMed  has  already  filed  a  510(k)
     application with the FDA. By that date Inamed shall have a right of first refusal to either (a) incorporate this product within the exclusive distribution rights contemplated by Sections 4(a) and 5(a) of this document (with minimum target volumes to be agreed upon), or (b) pay NovaMed $275,000 to shelve the product. In the event Inamed does not exercise either such right, NovaMed would be entitled to sell and distribute the inflatable NovaSaline product as it chooses, including in competition with Inamed's existing inflatable saline breast implant products.

II 11. Liability Insurance. NovaMed and the joint venture, as appropriate, will carry at least $10 million of product liability insurance for the NovaMed products which are included within the strategic alliance. Inamed and NovaMed will be named as an insured party under any such insurance policies and make such appropriate adjustments as they may mutually agree upon.

II 12. Labeling on Packages; Intellectual Property. At Inamed's option, the labeling on the packaging for the products which are included within the strategic alliance shall include one or more brand names of the Inamed entities, and will also include NovaMed's name. NovaMed will grant the appropriate licenses to the Inamed entities to use its intellectual property in order to carry out the objectives of this document, and will indemnify Inamed against any third party claims due to manufacturing defects.

II 13. Due Diligence and Cooperation. The parties agree to use their respective best efforts to cooperate in implementing the terms of this document, so that the strategic alliance can fully achieve its objectives. Toward that end, promptly following the execution of this document, NovaMed will afford the Inamed entities complete and full due diligence so that it can become familiar with the current status of the scientific, technical and regulatory aspects of the products which are included within the strategic alliance; such initial due diligence period will be completed by May 15, 1999 and the definitive documentation needed to formalize the first aspects of the strategic alliance will be completed by June 30, 1999. However, Inamed can elect to extend the initial due diligence period to June 30, 1999 (and the deadline for formalizing the definitive documentation to July 31, 1999), at its sole option, by making the second payment described in Section 9(a). The confidentiality agreement between the parties will govern all such discussions and exchanges of information.

II       Agreed and accepted as of
II       March 25, 1999

II       Nova Med, Inc.                                    Inamed Corporation



II       ______________________                         ________________________
II       Ruairidh Campbell                                 Ilan Reich
II       President                                         President


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